ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 15, 2020

BY EDGAR TRANSMISSION

Re:	Sarepta Therapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 8, 2020 by Sarepta Therapeutics, Inc.

SEC Comment Letter dated April 13, 2020

File No. 001-14895

Ladies and Gentlemen:

On behalf of Sarepta Therapeutics, Inc. (the “Company”), we are providing the Company’s response to the comment in the letter, dated April 13, 2020 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s above-referenced preliminary proxy statement on Schedule 14A filed on April 8, 2020.

The Staff’s comment, as reflected in the Comment Letter, is reproduced in italics in this letter, and the response of the Company is shown below the comment.

Preliminary Proxy Statement on Schedule 14A

Restated Certificate Amendment (Proposal 3), page 19

1.

Please revise the proxy statement to indicate whether you currently have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the amendment to the Restated Certificate.

In response to the Staff’s comment, the Company will add the following disclosure under the heading “Restated Certificate Amendment (Proposal 3)—Purpose and Effect of the Proposal” in its definitive proxy statement on Schedule 14A: “Other than with respect to Proposal 4, the Company has no definitive plan, arrangement, or understanding to issue the additional shares of common stock.”

If you have any questions or comments about this letter or need any further information, please direct any communications to the undersigned at (617) 951-7921 or paul.kinsella@ropesgray.com or to my colleague, Raymond Grant at (617) 235-4668 or raymond.grant@ropesgray.com.

Respectfully Submitted,

/s/ Paul M. Kinsella
Paul M. Kinsella